Enterra Energy Trust Announces Unitholder Approval of Plan of Arrangement

Conversion from Trust to Corporation overwhelmingly approved by Unitholders

Calgary, Alberta – (CNW – May 12, 2010) Enterra Energy Trust (“Enterra”) is pleased to announce that Enterra received today unitholder approval for the previously announced plan of arrangement pursuant to which Enterra will convert into a growth oriented exploration and production company to be named “Equal Energy Ltd.” (“Equal”).  Unitholders of Enterra voted 92% in favor of the Arrangement that is expected to become effective on or about May 31, 2010.

Don Klapko, President and CEO said, “We thank our unitholders for supporting us in our vision of a growth oriented exploration and development company. I am very excited about our rebranding under the name Equal Energy which reflects the balanced approach that we take to asset development, financial responsibility and our strategic corporate direction.  We look forward to trading under our new symbol “EQU” in June.”

At the Annual General and Special Meeting of Enterra, all items on the agenda were approved by the unitholders.  The report on voting results is available on the SEDAR website (www.sedar.com) and the SEC's website (www.sec.gov).

Equal’s common shares and convertible debentures will commence trading on the Toronto Stock Exchange under the new trading symbols "EQU", "EQU.DB" and "EQU.DB.A", and Equal’s common shares will commence trading on the New York Stock Exchange under the symbol "EQU" on or about June 1, 2010.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com

effective June 1, will be
info@equalenergy.ca
www.equalenergy.ca

About Enterra Energy Trust soon to be Equal Energy Ltd.
Enterra (Equal) is an exploration and production oil and gas trust (company) based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  Equal’s shares and debentures will be listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares will be listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra (Equal) has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.